XFLH CAPITAL CORPORATION

8 The Green #6565

Dover, DE, 19901

January 28th, 2026

VIA EDGAR

Division of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Babette Cooper Mr. Wilson Lee Mr. Benjamin Holt Mr. Jeffrey Gabor

Re:	XFLH Capital Corporation - Initial Public Offering

SEC Registration Statement S-1

(SEC File Number: 333-290588) (the “Registration Statement”)

Ladies and Gentlemen:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective at 5:00 P.M., Washington D.C. time, on January 30, 2026 or as soon thereafter as practicable.

The Company hereby acknowledges that:

●         Should the Securities and Exchange Commission (the “Commission”) or the Staff, acting as pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

●         The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

●         The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

XFLH CAPITAL CORPORATION

By:	/s/ Yanzhe Yang
	Name:	Yanzhe Yang
	Title:	Chief Executive Officer

cc:

Bill Huo, Esq. (via email)

Michael Goldstein, Esq. (via email)

Fiona Wu, Esq. (via email)